EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges and earnings to fixed charges and preferred stock dividends. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities related expense and amortization of debt issuance costs.

(Dollar amounts in millions)	Year ended December 31,
	2017	2016	2015	2014	2013
Fixed charges:
Interest expense excluding deposits	$53	$36	$69	$123	$185
Portion of rents representative of an interest factor	20	22	21	20	19
Fixed charges excluding interest on deposits	73	58	90	143	204
Interest on deposits	74	51	50	50	60
Fixed charges including interest on deposits	$147	$109	$140	$193	$264

Fixed charges and preferred stock dividends:
Interest expense excluding deposits	$53	$36	$68	$123	$185
Portion of rents representative of an interest factor	20	22	21	20	20
Preferred stock dividend requirement	65	77	92	112	147
Fixed charges and preferred stock dividends excluding interest on deposits	138	135	181	255	352
Interest on deposits	74	51	50	50	60
Fixed charges and preferred stock dividends including interest on deposits	$212	$186	$231	$305	$412

Earnings:
Income from continuing operations before income taxes	$936	$705	$451	$621	$406
Equity in undistributed earnings of unconsolidated subsidiaries	(10)	(6)	(5)	(8)	(11)
Fixed charges excluding interest on deposits	73	58	90	143	205
Earnings excluding interest on deposits	999	757	536	756	600
Interest on deposits	74	51	50	50	60
Earnings including interest on deposits	$1,073	$808	$586	$806	$660

Ratio of earnings to fixed charges:
Excluding interest on deposits	13.68	13.05	5.96	5.29	2.94
Including interest on deposits	7.30	7.41	4.19	4.18	2.50

Ratio of earnings to fixed charges and preferred stock dividends:
Excluding interest on deposits	7.24	5.61	2.96	2.96	1.70
Including interest on deposits	5.06	4.34	2.54	2.64	1.60